UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN  PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURTIES EXCHANGE ACT OF 1934

For the period ended December 31, 2005

Commission File Number: 0-26414

GLOBETECH VENTURES CORP.

_______________________________________________________________

Box 41, Suite 1400 – 400 Burrard Street, Vancouver British Columbia, Canada V6C 2T7

_______________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ______.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Globetech Ventures Corp.
(An exploration stage company)

Consolidated Financial Statements

(Unaudited)

For the three months ended December 31, 2005

in Canadian dollars

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended December 31, 2005

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(in Canadian dollars)
(unaudited)

		December 31, 2005	September 30, 2005

ASSETS

Current Assets
Cash and cash equivalents		$ 30,096	$ 51,085
GST Refundable		10,548	10,330
Other receivables (note 2)		-	18,207
Prepaid expenses and deposits		-	1,503
		40,644	81,125

Equipment (note 3)		1,946	2,096
Mineral properties (note 4)		50,445	50,407

		$ 93,035	$ 133,628

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities		$ 161,023	$ 148,496
Loans payable (note 6)		260,619	254,211
		421,642	402,707

SHAREHOLDERS' DEFICIENCY

Capital stock
Authorized
Unlimited common shares of no par value
Issued and outstanding - (note 7)		33,615,191	33,615,191
Contributed surplus		3,008,754	3,008,754
Deficit accumulated during the exploration stage		(36,952,552)	(36,893,024)

		(328,607)	(269,079)
		$ 93,035	$ 133,628

"Casey Forward"	"Dr. K. Sachdeva"
Director	Director

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.

(An exploration stage company)
Consolidated Statements of Operations and Deficit
(in Canadian dollars)
(unaudited)
	For the three months ended December 31
	2005	2004

Administrative expenses
Accounting and legal	2,180	21,976
Amortization	149	210
Consulting fees	36,000	54,000
Interest and bank charges	6,422	5,881
Management fees	7,500	7,500
Office and miscellaneous	6,000	4,090
Regulatory and transfer agent fees	1,037	1,138
Telephone	240	1,000
Travel and promotion	-	4,001
Net loss for the period	59,528	99,796

Deficit, beginning of period	(36,893,024)	(36,114,171)

Deficit, end of period	$(36,952,552)	$(36,213,967)

Loss per share	$ 0.00	$ 0.01
Weighted average number of shares
Basic and diluted	14,471,939	12,246,150

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)
(unaudited)
	Number of shares	Common Shares issued and fully paid	Contributed Surplus and Equity portion of convertible debentures	Deficit accumulated during the exploration stage	Total

Balance December, 1991	-	$ -	$ -	$ -	$ -
Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	$ 12,800,148	$ -	$ (2,418,071)	$ 10,382,077

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)
	Number of shares	Common Shares issued and fully paid	Contributed Surplus and Equity portion of convertible debentures	Deficit accumulated during the exploration stage	Total

Balance forward	5,991,278	$ 12,800,148	$ -	$ (2,418,071)	$ 10,382,077
Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852
Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411
Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)
Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)
Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905
Issuance of shares for cash
Private placement	2,000,000	456,840	-	-	456,840
Issued for subsriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	$ 27,873,683	$ -	$(28,445,263)	$ (571,580)
The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)
	Number of shares	Common Shares issued and fully paid	Contributed Surplus and Equity portion of convertible debentures	Deficit accumulated during the exploration stage - unaudited	Total

Balance forward	9,489,939	$ 27,873,683	$ -	$(28,445,263)	$ (571,580)
Loss for the year	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	33,519,983	2,429,100	(36,114,171)	(165,088)

Issuance of shares for cash
Private placement - August 4, 2004 - shares issued due to repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus	-	-	579,654	-	579,654
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	$ 33,615,191	$ 3,008,754	$(36,893,024)	$ (269,079)
Loss for the period	-	-	-	(59,528)	(59,528)
Balance December 31, 2005	14,471,939	33,615,191	3,008,754	(36,952,552)	(328,607)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(in Canadian dollars)
(unaudited)
	For the three months ended December 31
	2005	2004
Operating Activities
Net loss for the period	$ (59,528)	$ (99,796)
Items not involving cash
Amortization	149	210
Change in non-cash working capital
GST refundable and other receivables	17,989	(3,747)
Prepaid expenses and deposits	1,503	-
Accounts payable and accrued liabilities	12,528	(33,738)
Net cash used in operating activities	(27,359)	(137,071)

Financing Activities
Advances from related parties	-	(36,747)
Loans payable	6,408
Net cash provided from (used in) financing activities	6,408	(36,747)

Investing Activities
Expenditures on mineral properties	(38)	-

Net cash used in investing activities	(38)	-

Change in cash and cash equivalents	(20,989)	(173,818)

Cash and cash equivalents at beginning of period	51,085	304,387

Cash and cash equivalents at end of period	$ 30,096	$ 130,569

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.

Notes to Consolidated Financial statements

December 31, 2005 (in Canadian dollars)

(unaudited)

1.	Nature of Operations and significant accounting policies

The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources.  During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations.  The Company is currently pursuing and evaluating potential business ventures in the mineral field.

	These interim consolidated financial statements should be read in conjunction with the audited September 30, 2005 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2005 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

2.	Other receivables

Pursuant to a claim for unpaid legal services, an amount of $36,415 was paid into trust at the Supreme Court of British Columbia on November 24, 2004. The claim was settled in September 2005 wherein one-half of the amount was paid for legal services and the other half was returnable to the Company. The transaction was completed in October 2005.

3.	Equipment				September 30, 2005
		For the three months ended December 31, 2005
		Cost	Accumulated amortization	Net book value	Net book value
	Office equipment	$ 5,222	$ 4,915	$ 307	$ 323
	Computer equipment	26,313	24,674	1,639	1,773
		$ 31,535	$ 29,589	$ 1,946	$ 2,096
4.	Mineral Properties and Deferred Resource Property Expenditures

On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. On April 12, 2005, the Company issued 50,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  An initial down payment of $10,000 was made.

	The balance of payments and schedule of share issuances is as follows:		Date	Amount	Shares
			March 21, 2006	$ 15,000	50,000
			March 21, 2007	20,000	50,000
			March 21, 2008	25,000	100,000
			March 21, 2009	25,000	150,000
	At December 31, 2005 the Company had incurred the following costs on the Gladys Lake property:			December 31, 2005	September 30, 2005
			Acquisition costs	$ 28,504	$ 28,504
			Exploration costs
			Report	13,199	13,161
			Geologist	4,000	4,000
			Transportation	4,742	4,742
			Total	$ 50,445	$ 50,407

Globetech Ventures Corp.

Notes to Consolidated Financial statements

December 31, 2005

(in Canadian dollars)

(unaudited)

5.	Related Parties
	The Company has entered into the following transactions with related parties:					For the three months ended December 31, 2005	For the three months ended December 31, 2004

	Management fees to officers of the Company					$ 7,500	$ 7,500
Included in accounts payable is $47,740 due to a director.
6.	Loans Payable
Loan payable to a former related party (companies with common directors) with interest at 10% per annum due on demand, unsecured and with no fixed date of repayment.
7.	Share Capital
	a)	Common Shares
The authorized share capital of the Company is unlimited without par value.
The Company has issued 14,471,939 common shares of which 25,000 shares are held in escrow as at December 31, 2005.
	b)	Stock Options

The Company has adopted an incentive stock option plan (the "Plan").  The essential elements of the Plan provide that the agrregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares.  Options granted under the Plan may have a maximum term of five (5) years.  The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant.  The Plan Administrator shall specify the vesting schedule for each stock option granted.

The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:
					Number of Options	Weighted average exercise price
		Outstanding and exercisable at September 30, 2005			2,100,000		US$ 0.54
		Options granted			-		-
		Options cancelled / expired			-		-
		Options exercised			-		-
		Outstanding and exercisable at December 31, 2005			2,100,000		US$ 0.54
The Company had 2,100,000 stock options of which 1,700,000 were granted on February 3, 2005 that expire on February 3, 2008 and 400,000 were granted on March 12, 2004, expiring on March 12, 2008.
	c)	Warrants
At December 31, 2005, the Company had 2,100,000 (2004 - 2,100,000) common share purchase warrants outstanding to purchase 2,100,000 common shares of the Company.
			Issue date	Warrants outstanding	Purchase price	Expiry date
			June 30, 2004	300,000	USD $ 0.90	30-Jun-06
					USD $ 1.00	30-Jun-07
			April 23, 2004	300,000	USD $ 0.90	23-Apr-06
					USD $ 1.00	23-Apr-07
			June 30, 2004	500,000	USD $ 0.60	30-Jun-06
			July 28, 2004	1,000,000	USD $ 0.475	28-Mar-06

8.

Contingencies

The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non-performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00.  The outcome is not determinable.

GLOBETECH VENTURES CORP.

Management Discussion and Analysis

For the Three Months Ended December 31, 2005

This "Management’s Discussion and Analysis" has been prepared as of February 26, 2006 and should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended December 31, 2005.

The Company

Globetech Ventures Corp. (“Globetech” or the “Company”), a public company listed on the OTC Bulletin Board under the symbol GTVCF, was incorporated under the laws of the Province of British Columbia on November 20, 1991 under the name Universal Enterprises Corp.  The Company then changed its name to Colossal Resources Corp. on August 17, 1992 and became a reporting issuer with its shares listed for trading on the Vancouver Stock Exchange under the symbol CLP.  On February 24, 1997 the Company voluntarily de-listed its shares from the Vancouver Stock Exchange and its shares were listed for trading on the NASDAQ Small Cap Exchange under the symbol CLPZF on April 3, 1996.  On July 28, 1998 the Company’s shares were de-listed from the NASDAQ Small Cap Exchange for failing to maintain a bid price of not less than US$1.00 per share.  The Company subsequently listed its shares for trading on the OTC Bulletin Board under the symbol CLPZF.  On September 20, 2000 the Company changed its name to Globetech Ventures Corp. with a new trading symbol of GTVCF.

The Company’s head office and principal place of business is located at Suite 1400 – 400 Burrard Street, Vancouver, BC, V6C 3G2.

Business of the Company

Globetech’s principal business activities include the acquiring and exploration of mineral properties and the processing of related mineral resources.

On February 28, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon.  The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period.  After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010.  On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech.  The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.  The qualified person as defined by NI 43-101 for this news release is John Kowalchuk, P.Geo. Exploration Manager.

The Gladys Lake molybdenite deposit lies about 2 to 3 kilometres south of the west end of Gladys Lake approximately 50 kilometres northeast of the town of Atlin, British Columbia.  The deposit received extensive work by Amax Explorations Ltd. in 1970 and 1971 when geological and geochemical surveys, trenching and 726 metres of diamond drilling were completed.  The drill results were not documented for assessment work.

In 1978, Quest Explorations Ltd. recovered the drill core, logged and assayed the core.  The results are shown in the table below.

The property is underlain by a sequence of sediments of the Late Paleozoic Cache Creek Group.  These rocks are intruded by small bodies of Late Mesozoic alaskite.  The alaskite consists of a ring-dyke complex exposed at higher elevations and a probable large stock-like body at depth.  Roughly centered about the alaskite is a quartz vein stockwork zone lying within a larger zone of weakly to intensely altered rocks.  The alaskite complex has an outer diameter ranging from 500 m (1600 feet) to 700 m (2300 feet).

The hornfelsed and altered zones are both roughly centered about the alaskite outcrop. The hornfels measures approximately 3500 m (11,500 feet) and 2000 m (6,600 feet) respectively.  The wallrock alteration zone lies within the hornfelsed zone and has an elliptical shape with the long axis being approximately 2500 m (8200 feet) and the short axis being 1500 m (5000 feet).  The wallrock alteration zone is characterized by pervasive weak to intense degrees of bleaching and silicification with attendant development of sericite occurring along fractures and disseminated along margins of quartz veins.

Quartz veining occurs widespread throughout the alteration zone with sedimentary rocks and alaskite.  Veins commonly range from 1/8 in to ¾ in wide and are relatively continuous and sharp walled.  The quartz vein stockwork zone is roughly centered about the alaskite ring dyke complex.

Sulphide minerals recognized on the property include pyrite, molybdenite, chalcopyrite and pyrrhotite. Very minor amounts of scheelite and wolframite have been observed Molybdenite occurs as medium grained flakes, books and rosettes along margins of quartz veins within the stockwork zone and in most of the stringer zones. Also fine-grained molybdenite occurs along dry fractures within the stockwork zone.

The geochemistry survey completed by AMAX in 1970 produced an anomalous target 1200 m (4000 feet) by 800 m (2700 feet).  This soil geochemical anomaly outlines the trace of the main molybdenum mineralization in the quartz stockwork zone.

Surface rock sampling from outcrop and trenching gave range from 0.02% to 0.05% MoS2. Core sampling, supervised by R.H. Seraphim, Ph.D., P.Eng. in 1978, gave the following values:

Hole 1

220’ to 401’

181’

0.110% MoS2.

Hole 2

200’ to 586’

386’

0.089% MoS2

Hole 3

72’ to 175’

103’

0.051% MoS2

332’ to 490’

158’

0.022% MoS2

Hole 4

not sampled

Hole 5

520’ to 556’

36’

0.087% MoS2

These drill hole assays are historical data and have not been verified by the Company’s qualified person and are not 43-101 compliant.  They were obtained from the assessment records held by the Government of British Columbia and the reputation of the Geologist R. H. Seraphim would suggest that it is reliable, however because it was not completed under the rigors of NI 43-101 it must only be viewed as historical data.  The Company will be contracting an independent Qualified Person to visit the property and prepare a NI 43-101 report on the project.

The Gladys Lake property hosts a molybdenum deposit similar in tenor and size to the Adanac Deposit to the south.  The property has an excellent anomalous soil footprint and weakly mineralized surface showings of molybdenite.  Limited diamond drilling suggests that the grade of the mineralization is similar to that at Adanac with grades ranging from 0.05 to 0.1% MoS2.

Molybdenum is a metallic element which is most frequently used as an alloying addition in stainless steels.  It enhances the strength, hardenability, weldability, toughness and corrosion resistance.  After more than 20 years of low molybdenum prices, molybdenum has finally come into its own with present prices moving from

US$4.00 per pound Mo in 2003 to US$20 per pound Mo to US$30 per pound Mo in early 2005.  Much of this price rise is related to increases in markets and shortage of supply.  China, which has a huge shortage of supply, has been the major cause of this meteoric rise in price.  Regardless of the recent very high prices; low metal stockpiles and extensive international pipeline construction projects are likely to keep long term prices for molybdenum above US$10 per pound Mo.

Previously the Company had planned on an exploration program on a mineral property in Brazil. This property has been written off as at September 30, 2004 and the Company has no further interest in pursuing this property.

Selected Annual Information

The following information is derived from the consolidated financial statements of the Company for each of the three years ended September 30, 2005, 2004 and 2003.

	Year Ended, September 30, 2005	Year Ended, September 30, 2004	Year Ended, September 30, 2003
Total Revenues	$NIL	$NIL	$NIL
Net income (loss) per share, basic and fully diluted	(0.05)	(0.60)	(0.00)
Total Assets	133,628	309,598	19,021
Long Term Liabilities	NIL	NIL	NIL
Cash dividends declared	NIL	NIL	NIL
Number of securities outstanding	14,471,939	13,939,613	9,489,939

Results of Operations

For the three months ended December 31, 2005, the Company had a net loss of $59,528 compared to a net loss of $99,796 for the comparable period ended December 31, 2004. The main differences were accounting and legal at $2,180 expensed in the current quarter compared to $21,976 in the previous year and consulting fees of $36,000 in the current quarter as compared to $54,000 in the previous year.

The increase in accounting and legal reflects the start of some lawsuits in December 2004. The Company was sued by a law firm in the United States for refusing to pay their bill. This case was settled in September 2005 with the flow of funds taking place in October 2005. An amount of $36,414 had been placed into court representing the amount required to satisfy the United States law firm, which after settlement with the Company was split 50-50. The Company received $18,207 from court in October 2005. This matter is closed.

In addition to this lawsuit, in regards to the Amapa property in Brazil that the Company was previously involved in, the Company is trying to cancel two million shares issued pursuant to the Amapa agreement. The Company believes that these shares should be cancelled, and is prepared to take whatever action is necessary.

On January 24, 2005 the Company announced that it was no longer pursing any exploration or development work on the Amapa property. It was decided that the environment was too difficult to work within and that results found could be of a very preliminary nature with a potential for a high cost of exploration. This write-down of $4,425,208 was taken in the previous year.

The Company has incurred $36,000 in consulting fees to find an additional mining project. Although several projects have been looked at no negotiations have taken place yet to make any acquisitions.

The Company has taken on the Gladys Lake property and recently completed a geological report. The Company intends to complete a proposed Phase 1 work program of $50,000 and if warranted the Phase 2 program of $125,000.

Summary of Quarterly Results

Results for the eight most recently completed quarters are summarized as follows:

	Total revenues	Income (loss) before other items	Net Income (loss) for the period	Net income (loss) per share (basic and diluted)
December 31, 2005	NIL	$ (59,528)	$ (59,528)	$ (0.00)
September 30, 2005	NIL	70,768	68,084	0.01
June 30, 2005	NIL	(37,046)	(44,531)	(0.00)
March 31, 2005	NIL	(702,610)	(702,610)	(0.06)
December 31, 2004	NIL	(99,796)	(99,796)	(0.00)
September 30, 2004	NIL	(850,613)	(5,180,203)	(0.40)
June 30, 2004	NIL	(204,916)	(204,376)	(0.02)
March 31, 2004	NIL	(1,878,748)	(1,879,038)	(0.20)

Liquidity and Capital Resources

At December 31, 2005, the Company had $30,096 in cash with a working capital deficiency of

$380,998.  The Company has not issued any securities in the current quarter. The Company plans to issue some equity shares for debt and/or cash in order to carry on its objectives.

We may encounter lower than anticipated opportunities to raise equity funding, higher than anticipated expenses, or opportunities for acquisitions of other business initiatives that require significant cash commitments, or other unanticipated problems or expenses that could result in a requirement for additional capital before that time. If we need to raise additional cash, financing may not be available to us on favorable terms, or at all. We have several share purchase warrants outstanding and we will endeavor to have some of these exercised.

Sales and Marketing

There are no specific sales and marketing plans currently undertaken. The Company has recently found a mining property to explore, and may undertake some public relations campaigns. The Company is currently developing a marketing strategy.

Subsequent Events

Nil

Off-Balance Sheet Arrangements

The Company has not entered any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation.  This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option-pricing mode. The model requires that management made several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest.  The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.  It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Changes in Accounting Policies including Initial Adoption

Nil

Financial Instruments and Other Instruments

The fair values of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their carrying values due to the short term or demand nature of these instruments.  It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Directors and Officers

Casey Forward

-

CEO, CFO and director

Dr. Kanwal Sachdeva

-

Director

Dr. Arnold Abramson

-

Director

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

By: /s/ “Casey Forward”__________

Casey Forward, CEO, CFO and director

March 1, 2006